Prospectus Supplement No. 2 (to Prospectus dated June 1, 2006 and Prospectus Supplement No. 1 dated July 25, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-128109

WORLDGATE COMMUNICATIONS, INC.

7,892,611 Shares of Common Stock

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated June 1, 2006 and Prospectus Supplement No. 1 dated July 25, 2006, including any amendments thereto.  This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the prospectus dated June 1, 2006 and Prospectus Supplement No. 1 dated July 25, 2006.

On August 3, 2005, the Company completed a private placement of $17,500,000 of its common stock and warrants with several institutional investors.  The Company issued 4,666,664 shares of its common stock at $3.75 per share to the participating investors.  The Company also issued five-year warrants to purchase a total of 1,671,947 shares of its common stock: 1,633,333 shares to the investors at an exercise price of $5.00 per share, and 38,614 shares to the placement agent at an exercise price of $4.53 per share.  The investors also received an additional investment right, for a limited period of time, to purchase 1,554,000 additional shares of the Company’s common stock at $4.12 a share.

In consideration for a release by an investor of all claims relating to the Company’s inability to register within 120 days of the transaction the shares acquired by such investor in the August 5, 2005 private placement, on December 12, 2006, the Company amended the exercise price of the five-year warrants held by such investor with respect to 326,667 shares of common stock.  The amended warrants provide for all of the same terms and conditions as the original warrants issued in connection with the private placement except that the holder thereof may purchase 326,667 shares of the Company’s common stock for an exercise price of $1.41 per share, which is a decrease from the previous exercise price of $5.00 per share.  Furthermore, the Company and such investor have agreed that a credit of approximately $393,750 will be applied against the exercise price for 279,255 shares of the Company’s common stock as further consideration for the above release.

This prospectus supplement is dated December 19, 2006